Exhibit 99.1

May 7, 2013

British Columbia Securities Commission
Alberta Securities Commission
Autorite des marche financiers
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon Territory
Superintendent of Securities, Northwest Territories
Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI51-102”), we advise of the results of the voting on the matters submitted to the annual general meeting (“Meeting”) of the shareholders (“Shareholders”) of New Gold Inc. (“Company”) held on May 1, 2013 in Toronto, Ontario.  At the Meeting, Shareholders were asked to consider certain annual meeting matters.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Approval of Board Size Resolution

The setting of the number of directors of the Company at eight was approved.

Number of Shares					Percentage of Votes Cast
For	Against	Withheld/ Abstain	Spoiled	Non Vote	For	Against	Withheld/ Abstain
318,254,854	1,000,976	0	150	36,163,218	99.69%	0.31%	0.00%

New Gold Inc. Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, BC V7X 1M9   T  +1 604 696 4100  F  +1 604 696 4110

www.newgold.com

Item 2: Election of Directors

Each of the eight nominees in the Company’s management information circular dated March 22, 2013 (“Circular”) were elected as directors of the Company.

Director Nominee	Number of Shares				Percentage of Votes Cast
	For	Against	Withheld/ Abstain	Non Vote	For	Against	Withheld/ Abstain
David Emerson	249,128,062	0	70,127,658	36,163,478	78.03%	0.00%	21.97%
James Estey	317,719,755	0	1,535,966	36,163,477	99.52%	0.00%	0.48%
Robert Gallagher	311,842,484	0	7,413,237	36,163,477	97.68%	0.00%	2.32%
Vahan Kololian	308,430,853	0	10,824,867	36,163,478	96.61%	0.00%	3.39%
Martyn Konig	318,307,024	0	948,697	36,163,477	99.70%	0.00%	0.30%
Pierre Lassonde	308,406,275	0	10,849,446	36,163,477	96.60%	0.00%	3.40%
Randall Oliphant	298,014,742	0	21,240,978	36,163,478	93.35%	0.00%	6.65%
Raymond Threlkeld	249,461,549	0	69,794,171	36,163,478	78.14%	0.00%	21.86%

Item 3: Appointment of Auditor

Deloitte LLP was appointed as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors.

Number of Shares					Percentage of Votes Cast
For	Against	Withheld/ Abstain	Spoiled	Non Vote	For	Against	Withheld/ Abstain
354,783,874	0	635,174	150	0	99.82%	0.00%	0.18%

New Gold Inc.

Susan Toews
Vice President Legal Affairs

New Gold Inc. Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, BC V7X 1M9   T  +1 604 696 4100  F  +1 604 696 4110

www.newgold.com